                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                     For the Month Ending December 31, 2005



DEAR INTEREST HOLDER:
ENCLOSED IS THE REPORT FOR THE PERIOD OF DECEMBER 31, 2005 FOR KENMAR GLOBAL TRUST. THE NET ASSET VALUE OF AN INTEREST AS OF DECEMBER 31, 2005 WAS $97.86, A DECREASE OF -3.91% FROM THE NOVEMBER 30, 2005 VALUE OF $101.84. THE CALENDAR YEAR-TO-DATE RETURN FOR KENMAR GLOBAL TRUST WAS A DECREASE OF -9.42% AS OF DECEMBER 31, 2005.


                            STATEMENT OF INCOME(LOSS)
TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                      $433,652.99
Change in Unrealized Gain/(Loss)                                 ($866,203.95)
Gain/(Loss) on Other Investments                                    $8,918.76
Brokerage Commission                                              ($44,517.39)
                                                               ---------------
Total Trading Income                                             ($468,149.59)

EXPENSES
Audit Fees                                                          $8,428.00
Administrative and Legal Fees                                       $6,728.71
Management Fees                                                    $57,171.16
Offering Fees                                                      $12,325.00
Incentive Fees                                                    ($33,929.44)
Other Expenses                                                          $0.00
                                                               ---------------
Total Expenses                                                     $50,723.43

INTEREST INCOME                                                    $41,512.83

NET INCOME(LOSS) FROM THE PERIOD                                 ($477,360.19)
                                                               ===============

                           STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month              $12,202,627.82
Addition                                 $0.00
Withdrawal                        ($536,583.77)
Net Income/(Loss)                 ($477,360.19)
                              -----------------
Month End                       $11,188,683.86

Month End NAV Per Unit                  $97.86

Monthly Rate of Return                  -3.91%
Year to Date Rate of Return             -9.42%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (914)307-4000.

To the best of our knowledge and belief, the information above is accurate and complete:


/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust

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Kenmar Global Trust (KGT) ended the month of December down -3.91%. Gains in stock indices and metals were not enough to offset losses in currencies and interest rates. The Net Asset Value per unit of KGT was $97.86 as of December 31, 2005.

Allocation of Assets to Advisors

                December 1, 2005      January 1, 2006
                ----------------      ---------------
Graham                 50%                  50%
Grinham*               0%                   0%
Transtrend             50%                  50%

         The Tech-oriented NASDAQ advanced in December while the S&P 500 fell 0.1% in December but still ended up 3.0% for the year. Europe outpaced the US in 2005, particularly in the fourth quarter. Among the three major national indices in Europe, the DAX led the way with the French CAC and London FTSE also seeing gains. Tokyo's Nikkei was up for each of the last seven months of the year.

         The words "flattening yield curve" and "inversion" were prevalent in Treasury markets throughout 2005, and December proved to be the month when inversion became a reality as the 10-Year note finished the month with a 4.39% yield while the 2-Year note ended at 4.40%. The inversion was the first between those two benchmarks in 6 years; however, it did not appear to be the traditional harbinger of an economic downturn. All this occurred during the period that the US Federal Reserve engaged in 13 consecutive 25-point rate hikes to 4.25%, including one at the December meeting. Strong demand from outside the United States was noted throughout the fourth quarter and December, extending the long running pattern.

         In Europe, the ECB raised rates by 25 points to 2.25%. The performance of the DAX and CAC, along with some improvement in the Eurozone economic landscape, were a feature of the fourth quarter and December in particular. The Bank of England left rates unchanged after a single rate cut in August. Both the Bank of Canada and the Reserve Bank of Australia raised rates during the quarter, as did the Bank of Korea.

         The US Dollar gained modestly against its key counterparts in December. Interest rate differentials played a major role in the greenback's performance with the US Federal Reserve in a constant tightening mode. The British pound finished December down slightly from November. The Canadian dollar had a positive year, gaining approximately 4.1%, and was particularly strong in the third and fourth quarter. A series of rate hikes benefited the Canadian dollar and there are indications that the Bank of Canada may continue to raise rates even when the US rates hike cycle ends. Canadian economic data was solid throughout December and the fourth quarter.

         Gold performed well in December, in the fourth quarter, and for the year. It hit a 25-year high in early December with strong physical and investment demand serving as a yearlong feature. Jewelry demand achieved record levels according to World Gold Council data, and investors flocked to gold as an alternative asset. Petroleum prices suffered a net loss in the fourth quarter but December proved to be a strong month for the complex. Hurricane Katrina failed to carry the market higher in October and November, crude prices falling under $57 to a 5-month low at the end of November. Subsequently, the complex began to steady and saw prices rise again in December. Natural gas did not move higher in December, as the weather and ample supplies put heavy pressure on prices, particularly in the final days of the month.

         In the softs, coffee, after struggling much of the year, accelerated to the upside. Cocoa saw higher prices in the fourth quarter, with December a particularly strong period. The surge featured a familiar refrain as reports of renewed violence in the Ivory Coast took center stage.